                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. _____)




                                   TEFRON LTD.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                  ORDINARY SHARES, PAR VALUE NIS 1.0 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                          M87482 10 1 (ORDINARY SHARES)
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                                    AVI RUIMI
                    THE FINANCIAL GROUP INVESTMENT HOUSE LTD.
                                   ALVOR TOWER
                               46 ROTHCHILD BLVD.
                             TEL AVIV, 66883, ISRAEL
                                011-972-3-5664080
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                JANUARY 31, 2000
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box 9

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO. M87482 10 1                                        PAGE 2 OF 12 PAGES
-------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          Avi Ruimi
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          ###-##-####
-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A) [X]
                                                                        (B) [ ]
-------------------------------------------------------------------------------
    3     SEC USE ONLY
-------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*
          BK, PF
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
-------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America
-------------------------------------------------------------------------------
              NUMBER OF           7   SOLE VOTING POWER            124,100
               SHARES             ---------------------------------------------
            BENEFICIALLY
              OWNED BY            8   SHARED VOTING POWER        8,000,382
                EACH              ---------------------------------------------
              REPORTING           9   SOLE DISPOSITIVE POWER       124,100
             PERSON WITH          ---------------------------------------------
                                  10  SHARED DISPOSITIVE POWER   4,388,210
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,124,482
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          [ ]
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          60.6%
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                                                              Page 2 of 12 Pages

                                  SCHEDULE 13D

CUSIP NO. M87482 10 1                                        PAGE 3 OF 12 PAGES
-------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          Omnia Business Ltd.
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (A) [X]
                                                                       (B) [ ]
-------------------------------------------------------------------------------
    3     SEC USE ONLY
-------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*
          BK, PF
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
-------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Panama
-------------------------------------------------------------------------------
              NUMBER OF          7    SOLE VOTING POWER              124,100
               SHARES            ----------------------------------------------
            BENEFICIALLY         8    SHARED VOTING POWER            0
              OWNED BY           ----------------------------------------------
                EACH             9    SOLE DISPOSITIVE POWER         124,100
              REPORTING          ----------------------------------------------
             PERSON WITH         10   SHARED DISPOSITIVE POWER       0
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          124,100
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.9%
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




                                                              Page 3 of 12 Pages

                                  SCHEDULE 13D

CUSIP NO. M87482 10 1                                        PAGE 4 OF 12 PAGES
-------------------------------------------------------------------------------

    1     NAME OF REPORTING PERSONS
          Condo Overseas Inc.
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (A) [X]
                                                                       (B) [ ]
-------------------------------------------------------------------------------
    3     SEC USE ONLY
-------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*
          BK, PF
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
-------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Panama
-------------------------------------------------------------------------------
              NUMBER OF        7    SOLE VOTING POWER          0
               SHARES          ------------------------------------------------
            BENEFICIALLY       8    SHARED VOTING POWER        8,000,382
              OWNED BY         ------------------------------------------------
                EACH           9    SOLE DISPOSITIVE POWER     0
              REPORTING        ------------------------------------------------
             PERSON WITH       10   SHARED DISPOSITIVE POWER   4,388,210
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,000,382
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          [ ]
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          59.7%
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




                                                              Page 4 of 12 Pages

                            STATEMENT ON SCHEDULE 13D
                          PURSUANT TO RULE 13D-1 UNDER
                 THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Pursuant to Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the undersigned hereby file this Statement on
Schedule 13D with the Securities and Exchange Commission (the "Commission") with respect to the Ordinary Shares, par value NIS 1.0 per share (the "Tefron Ordinary Shares") of Tefron Ltd. (the "Issuer").

ITEM 1. SECURITY AND ISSUER

     This Statement on Schedule 13D relates to the Tefron Ordinary Shares. The name and address of the principal executive offices of the Issuer are as follows: Tefron Ltd., 28 Chida Street, Bnei-Brak 51371, Israel.

ITEM 2. IDENTITY AND BACKGROUND

     This Statement on Schedule 13D is filed on behalf of Avi Ruimi ("Ruimi"), Omnia Business Ltd. ("Omnia") and Condo Overseas Inc. ("Condo") (Ruimi, Omnia and Condo are collectively referred to herein as the "Reporting Persons").

     Ruimi has his business address at The Financial Group Investment House Ltd., Alvor Tower, 46 Rothchild Blvd., Tel Aviv, 66883, Israel. The principal occupation of Ruimi is private investor. Ruimi is a citizen of the United States. Ruimi owns all of the outstanding capital stock of Omnia and Condo, and is the only director and executive officer of Omnia and Condo.

     Omnia has its principal business address c/o Mitchell M. Gaswirth, Proskauer Rose LLP, 2049 Century Park E., suite 3200, Los Angeles, CA 90067. Omnia is a corporation organized in Panama. The principal business of Omnia is as a holding company.

     Condo has its principal business address c/o Mitchell M. Gaswirth, Proskauer Rose LLP, 2049 Century Park E., suite 3200, Los Angeles, CA 90067. Condo is a corporation organized in Panama. The principal business of Condo is as a holding company.

     During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.




                                                              Page 5 of 12 Pages

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The purchases of Macpell shares made under the Macpell Purchase Agreement (described below in Item 4) have been funded as described in this paragraph. The purchase made on December 29, 1999, was in the amount of $1,750,000. The purchase made on January 31, 2000 was in the amount of $5,233,260. The purchases made under the Macpell Purchase Agreement were funded substantially as follows: approximately seventy percent (70%) of the purchase price was financed through a non-recourse bank loan to Ruimi due in seven years with a variable interest rate dependent on alternative selected (current rate for dollar loans would be approximately 7.1%), and secured by the Macpell shares; and the remaining approximately thirty percent (30%) of the purchase price was funded through borrowings on personal credit lines of Ruimi (current interest rates of approximately 9.0% and 12.3%), and other personal funds of Ruimi.

     The source of funds for the transactions described in Item 5 part (c) was Ruimi's personal funds.

ITEM 4. PURPOSE OF TRANSACTION

     On December 28, 1999, Ruimi entered into an agreement with Arwol Holdings, Ltd. ("Arwol") providing for Ruimi to acquire shares of Macpell on three separate dates (the "Macpell Purchase Agreement"). On December 29, 1999, Ruimi acquired 454,227 shares of Macpell. Combined with the 110,286 Macpell shares acquired by Ruimi prior to December 29, 1999, Ruimi had as of December 29, 1999, a 3.6% ownership interest in Macpell. On January 31, 2000, Ruimi acquired an additional 1,539,623 shares of Macpell, giving Ruimi an aggregate 13.5% ownership interest in Macpell. On February 15, 2000, Ruimi intends to acquire an additional 1,993,850 shares of Macpell, giving Ruimi an aggregate 26.3% ownership interest in Macpell. All of Ruimi's Macpell shares are or will be owned by Condo.

     Under a series of agreements dated August 27, 1997, December 21, 1997, September 4, 1998 and January 24, 2000 among Zigi Rabinowitz ("Rabinowitz"), Arye Wolfson ("Wolfson") and Tabriz Anstalt Limited NV ("Tabriz") (together, the "Tabriz Agreements"), Rabinowitz and Wolfson were granted an option to acquire 1,695,690 Tefron Ordinary Shares from Tabriz (the "Tabriz Agreement Shares"). Ruimi has entered into an agreement with Rabinowitz and Wolfson (the "Option Agreement"), pursuant to which Ruimi has an option to acquire 565,230 of the Tabriz Agreement Shares (the "Option Agreement Shares"). Ruimi has the right to acquire the Option Agreement Shares, and if he does not elect to exercise the option, he can be required to purchase the Option Agreement Shares, if the average daily closing price of Tefron Ordinary Shares on the New York Stock Exchange is at least $15.40 for the 30 to 60 day period prior to August 29, 2000.

     Macpell owns 4,388,210 Tefron Ordinary Shares, approximately 34.5% of the outstanding Tefron Ordinary Shares, and is a party to the Tefron Shareholders' Agreement (described in Item 6, below). Pursuant to that agreement, Macpell is entitled to name five members of the Issuer's board of directors (the "Macpell Directors") which currently consists of eight persons. Ruimi and Arwol have entered into an agreement (the "Macpell Shareholders' Agreement") effective January 31, 2000, pursuant to which Ruimi has been granted the right to appoint one of the Macpell Directors. In addition, the Macpell Shareholders'




                                                              Page 6 of 12 Pages

Agreement provides that Ruimi can gain the right to appoint an additional member of the Issuer's board of directors if he acquires, pursuant to the Option Agreement, the Option Agreement Shares. The Macpell Shareholders' Agreement contains a right of first refusal in the event that either party wishes to sell its shares, and a tag-along right if either party finds a buyer outside of the Macpell Shareholders' Agreement who is willing to purchase the Macpell shares. It also provides that the parties to the Macpell Shareholders' Agreement shall retain their ownership of at least 50% of the Macpell shares they own as of the date the agreement was executed. The Macpell Shareholders' Agreement also provides that the vote of the holders of 75% of the Macpell shares is required for Macpell to (i) enter another line of business, (ii) merge, consolidate or dispose of any of its substantial assets, (iii) purchase, lease or acquire another substantial company, (iv) wind-up Macpell, (v) make decisions regarding the allotment of Macpell shares, and (vi) declare dividends. The Macpell Shareholders' Agreement specifically permits the sale of Macpell shares by Arwol to Zigi Rabinowitz or a company controlled by Zigi Rabinowitz, provided that Zigi Rabinowitz agrees to be bound by the terms and conditions of the Macpell Shareholders' Agreement.

     The purpose of the acquisition of shares of Macpell and Tefron by the Reporting Persons was for investment. Except as otherwise described herein or in
Item 6 of this Statement on Schedule 13D, the Reporting Persons do not have any present plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its securities, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's board of directors, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act or (j) any action similar to any of those enumerated above. Although the Reporting Persons have not formulated a present plan or proposal to acquire additional shares of the Issuer or dispose of shares of the Issuer, the Reporting Persons may from time to time acquire additional securities of the Issuer or Macpell or dispose of securities of the Issuer or Macpell on terms satisfactory to such persons.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) The responses of the Reporting Persons to Items (11) and (13) of the cover pages of this Schedule 13D which relate to the aggregate number of shares and percentage of Tefron Ordinary Shares beneficially owned are herein incorporated by reference. All of the Tefron Ordinary Shares disclosed in Items
(7) and (9) of the cover pages of this Schedule 13D are owned by Omnia.

     (b) The responses of the Reporting Persons to Items (7) through (10) of the cover page of this Schedule 13D which relate to the shares of Tefron Ordinary Shares as to which there is power to vote or direct the vote, or power to dispose or direct the disposition, are herein incorporated by reference. All of the Tefron Ordinary Shares disclosed in Items (7) and (9) of the cover page of this Schedule 13D are owned by Omnia.

     (c) The following is a description of transactions in Tefron Ordinary Shares that were effected by Omnia during the past sixty days on the New York Stock Exchange. All transactions were funded as described in Item 3.




                                                              Page 7 of 12 Pages

                              NUMBER OF
      DATE OF                   SHARES      PRICE
    TRANSACTION                ACQUIRED      PAID
    -----------               ---------     ------
      12/5/99                   3,000       10.37

      12/5/99                   4,000       10.37

      12/7/99                   4,800       10.37

      12/8/99                   5,000       11.25

      12/8/99                   2,500       11.37

      12/8/99                   2,500       11.37

      12/8/99                   1,600       11.50

      12/8/99                  10,000       11.50

      12/9/99                   1,500       11.62

      12/9/99                   5,000       11.75

     12/12/99                   2,900       12.50

     12/13/99                   3,000       12.31

     12/13/99                   3,000       12.43

     12/14/99                   4,000       13.00

     12/14/99                   5,000       13.25

     12/14/99                   2,500       13.37

     12/14/99                   4,000       13.62

     12/15/99                   5,000       13.25

     12/19/99                   3,000       12.75

     12/21/99                   4,000       12.50

     12/24/99                   3,000       12.25

     12/24/99                   5,000       12.25

         (d)      Not applicable.

         (e)      Not applicable.




                                                              Page 8 of 12 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Under the Tabriz Agreements (described above in Item 4), Rabinowitz and Wolfson were granted an option to acquire the Tabriz Agreement Shares. Under the Option Agreement (described above in Item 4), Ruimi has an option to purchase, and may be required to purchase, the Option Agreement Shares if the average daily closing price of Tefron Ordinary Shares on the New York Stock Exchange is at least $15.40 for the 30 to 60 day period prior to August 29, 2000.

     Upon completion of the transactions provided for in the Macpell Purchase Agreement (described above in Item 4), Ruimi will own 26.3% of the outstanding shares of Macpell. Under the Macpell Shareholders' Agreement (described above in
Item 4), Ruimi is given the right to appoint up to three of the eleven directors of Macpell based on his proportional ownership interest in Macpell and one (and under certain circumstances two) of the directors of the Issuer.

     Together with Tabriz, Discount Investment Corporation Ltd. ("DIC") and PEC Israel Economic Corporation ("PEC"), Macpell is a party to an agreement (the "Tefron Shareholders' Agreement") with respect to the election of directors of the Issuer and restrictions on transfers of Tefron Ordinary Shares owned by such shareholders. Pursuant to the Tefron Shareholders' Agreement, Macpell, Tabriz, DIC and PEC (the "Agreement Shareholders") transferred Tefron Ordinary Shares held by them representing, in the aggregate, approximately 50% of the outstanding Tefron Ordinary Shares plus one Tefron Ordinary Share (the "Agreement Shares") to a trustee (the "Trustee"), which shares will be voted by the Trustee as provided in the Tefron Shareholders' Agreement. As of the date hereof, the number of Tefron Ordinary Shares that the Agreement Shareholders have transferred to the Trustee for voting pursuant to the Tefron Shareholders' Agreement is 7,371,782, representing approximately 55.0% of the outstanding Tefron Ordinary Shares.

     Voting. Pursuant to the Tefron Shareholders' Agreement, the Trustee shall vote the Agreement Shares on all matters to be voted upon at an annual general meeting, other than the election of Issuer directors, in accordance with the resolution of the Agreement Shareholders at a meeting to be held prior to each respective annual general meeting. At such meeting, each Agreement Shareholder will have one vote for each Tefron Ordinary Share transferred by such party to the Trustee in accordance with the Tefron Shareholders' Agreement. Approval of each such resolution will require the same majority required for the respective resolution at the annual general meeting.

     Election of Directors. Pursuant to the Tefron Shareholders' Agreement, the Agreement Shareholders have agreed to establish a Board of Directors of up to eight directors. In addition, the Trustee will vote the Agreement Shares to elect up to five directors to be designated by Macpell, one director to be designated by Tabriz and up to two directors to be designated by DIC and PEC, provided that two of the directors will be qualified to serve as independent directors in accordance with the requirements of the New York Stock Exchange.



                                                              Page 9 of 12 Pages

     Lock-up. Pursuant to the Tefron Shareholders' Agreement, each Agreement Shareholder has agreed not to transfer, sell, pledge or grant any right with respect to the Agreement Shares to any third party. Notwithstanding the foregoing, Tabriz may transfer all or part of its Agreement Shares to Sigi Rabinowicz or Arie Wolfson or to a company controlled solely by either of them (each a "Permitted Transferee") provided that (i) the Permitted Transferee will assume all of Tabriz's obligations under the Tefron Shareholders' Agreement, and
(ii) if the Permitted Transferee is a corporation, any transfer of control of such corporation shall for the purposes of the Tefron Shareholders' Agreement be deemed to be a transfer of the Agreement Shares. The parties to the Tefron Shareholders' Agreement shall have a right of first refusal and tag-along rights with respect to the Tefron Ordinary Shares held by Macpell, DIC and PEC that will not be transferred to the Trustee.

     Term. The Tefron Shareholders' Agreement shall remain in effect for a period of three years from September 29, 1997, the effective date of the Issuer's initial public offering. Upon the expiration of such three-year term, the agreement shall automatically be renewed for an additional two years unless a party to the agreement shall give a notice of termination at least 30 days prior to the expiration of the initial three-year period. Notwithstanding the foregoing, the Tefron Shareholders' Agreement may be terminated by Macpell, at any time, upon 180 days' prior notice.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     The Reporting Persons file as exhibits the English translations of the following:

     Exhibit 1. Contract dated as of December 28, 1999 between Ruimi and Arwol Achzakot Ltd. with respect to Ruimi's purchase of Macpell shares (the "Macpell Purchase Agreement").

     Exhibit 2. Shareholders Agreement dated as of December 28, 1999 between Ruimi and Arwol Holdings Ltd. with respect to Ruimi's purchase of Macpell shares (the "Macpell Shareholders' Agreement").

     Exhibit 3. Contract dated as of September 17, 1997 among Macpell Industries Ltd., Discount Investment Company Ltd., PEC Israel Economic Corporation, Tabriz Anstalt Ltd. and Oranim (Securities) Ltd. with respect to the relationship between the shareholders of Tefron Ltd. (the "Tefron Shareholders' Agreement").

     Exhibit 4. Letter agreement dated as of August 27, 1997 among Zigi Rabinowitz , Arye Wolfson and Tabriz Anstalt Limited NV with respect to the purchase of Tefron Ordinary Shares owned by Tabriz.

     Exhibit 5. Letter agreement dated as of December 21, 1997 among Zigi Rabinowitz , Arye Wolfson and Tabriz Anstalt Limited NV with respect to the purchase of Tefron Ordinary Shares owned by Tabriz.



                                                             Page 10 of 12 Pages

     Exhibit 6. Letter agreement dated as of September 4, 1998 among Zigi Rabinowitz , Arye Wolfson and Tabriz Anstalt Limited NV with respect to the purchase of Tefron Ordinary Shares owned by Tabriz.

     Exhibit 7. Letter agreement dated as of January 24, 2000 among Zigi Rabinowitz , Arye Wolfson and Tabriz Anstalt Limited NV with respect to the purchase of Tefron Ordinary Shares owned by Tabriz (together with Exhibit 4,
Exhibit 5 and Exhibit 6, the "Tabriz Agreements").

     Exhibit 8. Letter agreement dated as of December 28, 1999 to Ruimi from Zigi Rabinowitz and Arye Wolfson with respect to the option for the purchase of Tefron Ordinary Shares (the "Option Agreement").

     Exhibit 9. Business Executive Line dated as of November 10, 1999 for Avi Ruimi with respect to the provision of a $2,000,000 line of credit.

     Exhibit 10. Pledge of Shares owned by Condo Overseas Inc. dated as January 24, 2000 signed by Arwol Holdings Ltd. and Riza Holdings Ltd.



                                                             Page 11 of 12 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 10, 2000                        /s/ AVI RUIMI
------------------------------           -----------------------------------
            Date                         Avi Ruimi

                                         Omnia Business Ltd.

                                         /s/ AVI RUIMI
                                         -----------------------------------
                                         By: Avi Ruimi, Authorized Officer

                                         Condo Overseas Inc.

                                         /s/ AVI RUIMI
                                         -----------------------------------
                                         By: Avi Ruimi, Authorized Officer


                                                             Page 12 of 12 Pages